

February 4, 2011

Mr. John Rizzo
Chairman
iTrackr Systems, Inc.
20423 State Road 7 Suite F6490
Boca Raton, FL 33498

Re: iTrackr Systems, Inc.
       Comments on Registration Statement on Form S-1
       Filed December 21, 2010
       File No. 333-166275

Dear. Mr. Rizzo:

In response 4 of your letter dated January 21, 2011, which you provided in response to staff comment on iTrackr Systems, Inc.'s Form S-1 registration statement (File No. 333-166275) filed on December 21, 2010, you request that the staff not object if iTrackr Systems' management labels as unaudited amounts for periods from iTrackr Systems' inception to December 31, 2007 presented in iTrackr Systems' statement of changes in stockholders' equity as well as the cumulative amounts that include the period from inception through December 31, 2010 and are presented in a separate column on iTrackr Systems' statements of operations and cash flows.

Based on the unique facts and circumstances described in your response, we will not object. In accordance with this relief, amounts presented in iTrackr Systems' statement of stockholders' equity for the period beginning January 1, 2008 and ending as of the most recent fiscal year-end balance sheet should be subject to audit by iTrackr Systems' independent auditor as part of that auditor's audit of iTrackr Systems' annual financial statements.

The position described above is based solely on the information included in response 4 of your January 21, 2011 letter. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant